FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter distributed by the Bank to the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, regarding the distribution of dividends. The same information contained in this letter shall also be published in the form of a press release in the Chilean newspaper “El Mercurio”, on March 18, 2011.

Santiago, March 17, 2011

Mr. Carlos Budnevich Le-Fort

Superintendent of Bank and

Financial Institutions

Present

Mr. Superintendent:

I inform you that at the Bank’s Ordinary Shareholders’ Meeting, held on March 17, 2011, its shareholders’ approved the distribution and payment of dividend No.199, in the amount of CLP$2.937587 per Banco de Chile common share, with a charge to 2010 net distributable income of Banco de Chile.

GENERAL MANAGER

Santiago, March 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2011

Banco de Chile

/S/ Arturo Tagle Quiroz
By:	Arturo Tagle Quiroz CEO